Exhibit 99.9
Alba Plant LLC
Financial Statements
December 31, 2021, 2020 and 2019

Alba Plant LLC
Index
December 31, 2021, 2020 and 2019

Page(s)
Independent Auditor's Report	1-2
Financial Statements
Balance Sheets	3
Statements of Income	4
Statements of Stockholders’ Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7-16

Report of Independent Auditors

To the Management of Alba Plant LLC
We have audited the accompanying financial statements of Alba Plant LLC (“the Company”), which comprise the statements of income, stockholders’ equity, and cash flows for the year ended December 31, 2019.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Alba Plant LLC for the year ended December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of matter
As discussed in Note 7 to the financial statements, the Company has significant transactions with related parties. Our opinion is not modified with respect to this matter.

Other Matter
The accompanying balance sheet of Alba Plant LLC as of December 31, 2021 and December 31, 2020, and the related statements of income, stockholders' equity and cash flows for the years then ended are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the 2021 or 2020 financial statements to be audited. The 2021 financial statements are unaudited and the 2020 financial statements are not covered by this report.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
April 1, 2021

Alba Plant LLC
Balance Sheets
December 31, 2021* and 2020*

(in thousands of dollars, except share and per share amounts)
	2021*	2020*
	(Unaudited)

Assets
Cash and cash equivalents	$32,545	$29,857
Accounts receivable	33,428	13,366
Accounts receivable–related parties	15,380	8,101
Inventory	36,435	37,456
Total current assets	117,788	88,780
Facility cost	603,603	602,188
Less: Accumulated depreciation	396,234	377,088
Net facility cost	207,369	225,100
Total assets	$325,157	$313,880

Liabilities and Stockholders' Equity
Accounts payable and accrued liabilities–related parties	9,418	8,951
Accrued government royalty–net profit interest	21,062	11,185
Foreign income taxes payable	64,866	31,740
Total current liabilities	95,346	51,876
Net deferred tax liability	38,370	43,704
Stockholders' equity
Common stock - 1,000 shares issued and outstanding	1	1
(par value $1.00 per share, 50,000 shares authorized)
Retained earnings	191,440	218,299
Total stockholders' equity	191,441	218,300
Total liabilities and stockholders' equity	$325,157	$313,880

The accompanying notes are an integral part of these financial statements.
*Year ended December 31, 2021 is unaudited and 2020 is not covered by the auditor's report.

Alba Plant LLC
Statements of Income
Years Ended December 31, 2021*, 2020* and 2019

(in thousands of dollars)
	2021*	2020*	2019
	(Unaudited)

Revenues from Customers
Plant products	$229,782	$151,702	$185,801
Plant products–related parties	1,053	949	982
Condensate	97,794	57,113	114,050
Processing revenue	16,091	—	—
Other sales	—	1,818	923
Total revenues	344,720	211,582	301,756

Expenses
Direct operating–related parties	40,481	34,124	41,203
Depreciation and amortization	19,253	14,697	14,732
General and administrative–related parties	36,986	25,922	27,777
Government royalty–net profit interest	7,015	11,177	17,416
Shipping and handling–related parties	3,470	4,909	3,960
Total expenses	107,205	90,829	105,088
Income from operations	237,515	120,753	196,668
Net Interest	4	176	1011
Income before income taxes	237,519	120,929	197,679
Income tax expense	59,378	30,232	49,420
Net income	$178,141	$90,697	$148,259

The accompanying notes are an integral part of these financial statements.
*Year ended December 31, 2021 is unaudited and 2020 is not covered by the auditor's report.

Alba Plant LLC
Statements of Stockholders' Equity
Years Ended December 31, 2021*, 2020*, and 2019

				Total
	Common Stock		Retained	Stockholders'
(in thousands of dollars)	Shares	Amount	Earnings	Equity

Balances at December 31, 2018*	1	$1	$211,343	$211,344
Net income			148,259	148,259
Dividends			(152,000)	(152,000)
Balances at December 31, 2019	1	$1	$207,602	$207,603
Net income			90,697	90,697
Dividends			(80,000)	(80,000)
Balances at December 31, 2020*	1	$1	$218,299	$218,300
Net income			178,141	178,141
Dividends			(205,000)	(205,000)
Balances at December 31, 2021*	1	$1	$191,440	$191,441
(Unaudited)

The accompanying notes are an integral part of these financial statements.
*Year ended December 31, 2021 is unaudited and 2020 and 2018 are not covered by the auditor's report.

Alba Plant LLC
Statements of Cash Flows
Years Ended December 31, 2021*, 2020*, and 2019

(in thousands of dollars)	2021*	2020*	2019
	(Unaudited)

Operating activities
Net income	$178,141	$90,697	$148,259
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	19,253	14,697	14,732
Deferred income tax	(5,334)	(1,483)	82
Changes in:
Accounts receivable	(20,062)	(316)	8,619
Accounts receivable-related parties	(7,279)	1,304	1,160
Inventory	1,021	(389)	(1,394)
Accounts payable and accrued liabilities	6,464	(1,582)	(2,760)
Net profits interest accrued liability	9,877	(6,234)	(10,699)
Foreign income taxes payable	33,126	(17,600)	(34,583)
Net cash provided by operating activities	215,207	79,094	123,416
Investing activities
Capital expenditures	(7,519)	(21,747)	(5,986)
Net cash used in investing activities	(7,519)	(21,747)	(5,986)
Financing activities
Dividends	(205,000)	(80,000)	(152,000)
Net cash used in financing activities	(205,000)	(80,000)	(152,000)
Net increase (decrease) in cash and cash equivalents	2,688	(22,653)	(34,570)
Cash and cash equivalents at beginning of period	29,857	52,510	87,080
Cash and cash equivalents at end of period	$32,545	$29,857	$52,510
Supplemental disclosure
Income taxes paid	$31,587	$49,316	$83,920
Change in capital expenditure accrual	(5,997)	(1,784)	7,606

The accompanying notes are an integral part of these financial statements.
*Year ended December 31, 2021 is unaudited and 2020 is not covered by the auditor's report.

Alba Plant LLC
Notes to Financial Statements
December 31, 2021*, 2020* and 2019

1.Organization and Nature of Business
Alba Plant LLC (the “Company”) is an exempted limited liability company organized under the laws of the Cayman Islands. The purposes of the Company are (i) to construct, own, operate and maintain the Alba Liquefied Petroleum Gas Plant (“the plant”); (ii) to further process the natural gas produced under the Alba Production Sharing Contract (“Alba PSC”); (iii) to have the option to process non-Alba natural gas available in Equatorial Guinea after separation of condensate (iv) to recover additional condensate; (v) to separate butane and propane from the natural gas and process them into gas liquids; (vi) to store the liquid hydrocarbons processed; (vii) to sell all liquid hydrocarbons produced by the plant; and (viii) to finance such activities on terms the Company determines to be appropriate. The Company commenced commercial operations in January 1997. Sociedad Nacional de Gas de Guinea Ecuatorial (“Sonagas”) has a 20% ownership in the Company with the remaining 80% owned by Alba Associates LLC. The ownership interest in Alba Associates LLC is as follows as of December 31, 2021, 2020 and 2019:

Samedan of North Africa, Inc. ("Samedan")	34.79166%
Marathon E.G. LPG Limited ("EG LPG")	23.45834
Marathon E.G. Alba Limited ("EG Alba")	19.08334
Marathon E.G. Production Limited ("MEGPL")	11.45833
Marathon E.G. Offshore Limited ("EG Offshore")	11.20833
100.00000%
The Equatorial Guinea Government is entitled to a 10% interest in the Company’s annual net profit, as defined in the Processing and Marketing Agreement (“PMA”) between The Republic of Equatorial Guinea and the Company dated January 22, 1996.
The Company has no employees, and as such has entered into an agreement with MEGPL to provide certain operating, general and administrative services on behalf of the Company (see Note 7).
2.    Summary of Significant Accounting Policies
Basis of Presentation
These financial statements, including notes, have been prepared in accordance with U.S. generally accepted accounting principles. The December 31, 2021 financial statement, including notes, are unaudited and the 2020 financial statements, including notes, are not covered by the auditor's report.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the respective reporting periods. Actual results could differ from those estimates.

*Year ended December 31, 2021 is unaudited and 2020 is not covered by auditor's report.

Alba Plant LLC
Notes to Financial Statements
December 31, 2021*, 2020* and 2019

Foreign Currency Transactions
The functional currency applicable to the Company is the U.S dollar. Current assets and current liabilities denominated in other currencies are converted into U.S. dollars at the applicable rate on the balance sheet date, and the resulting unrealized foreign exchange gains and losses are recorded in the statement of income.
Cash and Cash Equivalents
Includes cash on hand and highly liquid investments with original maturities of three months or less.
Receivables less Allowance for Doubtful Accounts
Receivables recorded in the financial statements represent bona fide claims against debtors, or other charges arising on or before the balance sheet date. All receivables have been appropriately reduced to their estimated net realizable value. All receivables are recorded at the invoiced amounts and do not bear interest. An allowance for receivables is created with a charge directly to bad debt expense when it becomes probable the receivables will not be collected. No allowance has been recorded as of December 31, 2021 and December 31, 2020.
Inventory
Materials and supplies inventory is valued at weighted average cost and reviewed periodically for obsolescence or impairment when market conditions indicate. Condensate, propane, and butane inventories are recorded at weighted average cost and carried at the lower of cost or net realizable value.
Facility Cost
Facility cost represents the cost of the plant including related extraction components, piping and other equipment, and includes the cost of related engineering and design services and installation materials and labor. Facility costs are primarily depreciated on a straight-line basis over the estimated remaining life of the plant, which is 2034.
Maintenance and repairs are charged to expense as incurred. Renewals, betterments and major repairs that materially extend the life of the plant are capitalized.
The Company evaluates the plant including related extraction components, piping and other equipment, for impairment of value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If the value from the use of the asset and its eventual disposition is anticipated to be less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset. Assets deemed to be impaired are written down to their fair value, as determined by discounted future net cash flows or, if available, comparable market value.
Under the provisions of the PMA, the Company is not legally obligated to dismantle the plant and restore the Alba site, and as such, no asset retirement obligation has been recorded for these facilities.

*Year ended December 31, 2021 is unaudited and 2020 is not covered by auditor's report.

Alba Plant LLC
Notes to Financial Statements
December 31, 2021*, 2020* and 2019

Taxes
Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The realization of deferred tax assets is assessed periodically based on several interrelated factors. These factors include the Company’s expectation to generate sufficient future taxable income including tax credits, and operating loss carryforwards. Valuation allowances are recorded against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized. The Company uses the liability method in determining our provision and liabilities for our income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates.
Revenue Recognition
Revenues associated with the sales of plant products and condensate are recognized when the Company’s performance obligation is satisfied, which typically occurs at the point where control transfers to the customer based on contract terms. Revenue is measured as the amount the Company expects to receive in exchange for transferring commodities to the customer. Hydrocarbon sales are typically based on prevailing market-based prices and may include quality or location differential adjustments. Payment is generally due within 30 days of delivery.
We typically incur shipping and handling costs prior to control transferring to the customer and account for these activities as fulfillment costs. These costs are reflected in shipping and handling-related parties line in our statement of income.
Our plant products and condensate may be stored as inventory and sold at a later time.
Revenues associated with the processing of gas are recognized when the Company’s performance obligation is satisfied, which typically occurs at the agreed-to metered points within the processing facility. Revenue is measured as the amount the Company expects to receive in exchange for processing the supplied gas and meeting contractual quality standards. Processing revenue is typically based on the quantity of gas processed for a fixed, contractual per unit fee. Payment is generally due within 30 days of invoicing which occurs the first week of each month.
See Note 4 for further discussion of the revenue recognition accounting policies.
3.     Accounting Standards
Not Yet Adopted
Financial instruments - credit losses
In June 2016, the FASB issued a new accounting standards update that changes the impairment model for trade receivables, net investments in leases, debt securities, loans and certain other instruments. The standard requires the use of a forward-looking “expected loss” model as opposed to the current “incurred loss” model. This standard is effective for us in 2023 and will be adopted on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the adoption period. Early adoption is permitted. The Company is evaluating the provisions of this accounting standards update and assessing the impact, if any, it may have on its results of operations, financial position or cash flows.

*Year ended December 31, 2021 is unaudited and 2020 is not covered by auditor's report.

Alba Plant LLC
Notes to Financial Statements
December 31, 2021*, 2020* and 2019

Not Yet Adopted
No new accounting standards were recently adopted.
4.    Revenues
The majority of the Company's revenues are derived from the sale of plant products (butane and propane) and condensate, under spot and term agreements with customers in the various international locations. In addition, the Company processes gas from the Alen field under a contractual agreement of $.20/mmbtu. First gas processed from the Alen field was in February 2021. In 2021, gas processing revenue accounted for about 5% of total revenues.
In 2021, sales to Geogas Trading S.A and EXTAP (a division of ExxonMobil) accounted for approximately 67% and 16%, respectively, of total revenues. In 2020, sales to Geogas Trading S.A. accounted for approximately 72% of total revenues. In 2019, sales to Geogas Trading S.A. and Mitsui & Co. Energy Trading Singapore PTE Ltd., accounted for approximately 62% and 12%, respectively, of total revenues.
The pricing in the hydrocarbon sales agreements is variable, determined using various published benchmarks which are adjusted for negotiated quality and location differentials. As a result, revenue collected under these agreements with customers is highly dependent on the market conditions and may fluctuate considerably as the hydrocarbon market prices rise or fall. Typically, customers pay the Company monthly, within a short period of time after delivery of the hydrocarbon products. As such, the Company does not have any financing element associated with contracts.
The entire consideration amount is variable either due to pricing and/or volumes. The Company recognizes revenue in the amount of variable consideration allocated to distinct units of hydrocarbons transferred to a customer. Such allocation reflects the amount of total consideration the Company expects to collect for completed deliveries of hydrocarbons and the terms of variable payment relate specifically to efforts to satisfy the performance obligations under these contracts. The Company's performance obligations under the hydrocarbon sales agreements are to deliver specified contractual volumes of hydrocarbons.
Condensate
All of the condensate is sold in cargo deals through Marathon Oil Marketing, Ltd. (MOM). Under the provisions of the new revenue standard, the Company determined that MOM acts as a marketing agent. The condensate revenue is recognized as third-party sales once product title is conveyed by MOM to the final buyer at the permanent flange of the buyer’s vessel where the Company satisfies all of the performance obligations and customers take control of the condensate.
Plant Products
Substantially all of the plant products are sold directly to third parties under one to two year term contracts. The plant product revenue is recognized once product title is conveyed to the buyer at the flange connection of the buyer’s vessel where the Company satisfies all of the performance obligations and the customer takes control of the plant products.

*Year ended December 31, 2021 is unaudited and 2020 is not covered by auditor's report.

Alba Plant LLC
Notes to Financial Statements
December 31, 2021*, 2020* and 2019

5.    Inventory
Inventory as of December 31, 2021 and 2020 is summarized as follows:

(in thousands of dollars)
	2021*	2020*

Materials and supplies	$35,553	$35,435
Liquid hydrocarbon products	882	2,021
	$36,435	$37,456

6.    Income Taxes
    For income tax purposes, Alba Plant LLC is treated as a local corporation and is only subject to local income taxes in accordance with the PMA between The Republic of Equatorial Guinea and Alba Plant LLC dated January 22, 1996. The Company’s effective tax rate for 2021, 2020 and 2019 was 25%. Income before income taxes for Alba Plant LLC was $238 million, $121 million, and $197 million for 2021, 2020 and 2019 respectively.

The provision for income tax expense comprises:

(in thousands of dollars)
	2021*	2020*	2019

Current tax expense	$64,712	$31,716	$49,338
Deferred tax expense (benefit)	(5,334)	(1,484)	82
	$59,378	$30,232	$49,420
The deferred tax assets and deferred tax liability resulted from the following:

(in thousands of dollars)
	2021*	2020*

Deferred tax assets
Government royalty - net profit interest	$5,266	$2,796
	$5,266	$2,796
Deferred tax liability
Facility cost	$43,636	$46,501
	$43,636	$46,501

Net deferred tax liabilities	$38,370	$43,705
As of December 31, 2021, the Company's income tax returns for Equatorial Guinea remain subject to examination for the tax years 2007-2020. As of December 31, 2021 and 2020 there are no uncertain tax positions.

*Year ended December 31, 2021 is unaudited and 2020 is not covered by auditor's report.

Alba Plant LLC
Notes to Financial Statements
December 31, 2021*, 2020* and 2019

7. Related Party Transactions
Related parties include:
•Alba Associates LLC and Sonagas, the Company’s owners;

•Samedan (local subsidiary of Noble Energy), EG LPG, EG Alba, MEGPL, and EG Offshore, the owners in Alba Associates LLC; and

•MOM, Equatorial Guinea LNG Train1, S.A. (“EG LNG”) and other affiliates of Marathon Oil Corporation (“Marathon”), which is the ultimate owner of several of the owners of Alba Associates LLC.

The Company enters into certain sales and purchases and has certain accounts receivable and accounts payable with related parties arising in the normal course of business. Accounts receivable, less allowance for doubtful accounts and accounts payable associated with related parties at December 31, 2021 and 2020, consist of the following:

	2021*		2020*
(in thousands of dollars)	Receivable from	Payable to	Receivable from	Payable to

Sonagas	$128	$—	$821	$—
MOM	14,084	(5)	7,262	—
MEGPL	15	9,333	15	8,943
Marathon Corporate	—	90	3	8
EG LNG	134	—	—	—
Noble Energy	1,019	—	—	—
	$15,380	$9,418	$8,101	$8,951
Plant products-related parties revenue for the years ended December 31, 2021, 2020 and 2019, relate to LPG sold to Sonagas, and propane sold to EG LNG.
The Company purchases its feed gas from gas produced under the Alba PSC at a rate of $0.25/mmbtu as specified in the PMA. MEGPL, the operator of Alba PSC, collects the funds related to the feed gas sales.
Direct operating expenses-related parties for the years ended December 31, 2021, 2020 and 2019, were costs incurred by MEGPL for the operation of the plant and billed to the Company in accordance with the Technical and Administrative Services Agreement. This agreement is effective through 120 days after processing activities have terminated, as defined by the agreement. Additionally, the Company has agreed to pay an overhead fee to MEGPL equal to 1% of all cost incurred in support of plant operations.
Shipping and handling services, and general and administrative services are provided primarily by MEGPL. These services are charged to the Company at cost.

*Year ended December 31, 2021 is unaudited and 2020 is not covered by auditor's report.

Alba Plant LLC
Notes to Financial Statements
December 31, 2021*, 2020* and 2019

8.    Fair Value of Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, receivables and short-term payables. The carrying amounts approximate fair market value due to the highly liquid nature of the short-term instruments.
9.    Dividends
In accordance with the Alba Plant Members’ Agreement, all available funds, as defined in the agreement, are distributed to the Company’s owners on the basis of their respective ownership. Dividends distributed in 2021, 2020 and 2019 were $205 million, $80 million, and $152 million, respectively. Dividends per share in 2021, 2020 and 2019 were $205 thousand, $80 thousand, and $152 thousand, respectively.
10.    Contingencies
Various local laws and regulations affect the Company’s operations and costs. Management believes that the Company is in substantial compliance with all applicable local laws and regulations and that the ultimate resolution of any claims or legal proceedings, if any, instituted against the Company will not have a material effect on its financial position, results of operations, or cash flows.
11.    Subsequent Events
Events and transactions subsequent to the balance sheet date have been evaluated through February 17, 2022, the date these financial statements were issued, for potential recognition or disclosure in the financial statements.

*Year ended December 31, 2021 is unaudited and 2020 is not covered by auditor's report.